Exhibit 99.4

320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Form of Proxy—Annual General Meeting to be held on Wednesday, June 10, 2026 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am (Pacific Time), on Monday, June 8, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. Please note that delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below

3 9 0 8 3 3 026B2B Fold Fold A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. I/We being holder(s) of securities of First Majestic Silver Corp. (the“Company”) hereby appoint: Thomas F. Fudge, Jr., or failing this person, Keith Neumeyer (the “Management Nominees”) Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at the offices of Bennett Jones LLP, Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Wednesday, June 10, 2026 at 10:00 am (Pacific Time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 2. Election of Directors 01. Thomas F. Fudge, Jr. For Withhold 04. Colette Rustad 02. Keith Neumeyer For Withhold 05. Raymond L. Polman 03. Marjorie Co For Withhold 06. Ayesha Hira 3. Appointment of Auditor Appointment of Deloitte LLP as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold DD / MM / YY Signature(s) Date Signing Capacity 1. Number of Directors To set the number of Directors at six (6). 4. Say on Pay Advisory Vote BE IT RESOLVED as an ordinary resolution, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular for this meeting. 5. Approval of Unallocated Entitlements and Ratification of Awards Granted under LTIP BE IT RESOLVED as an ordinary resolution that: all Interim Awards (as defined in the Company’s Management Information Circular dated April 24, 2026) are hereby ratified and approved, and such Interim Awards may hereby be exercised or settled in common shares of the Company in accordance with their terms; the Company be and is hereby authorized to grant Awards (as defined in the LTIP) under the LTIP until June 10, 2029, being the date that is three years from the date hereof; and any director or officer of the Company be and is hereby authorized to such things and to sign, execute and deliver all documents that such director or officer may, in their discretion determine to be necessary in order to give full effect to the intent and purpose of this resolution. For For For Against Against Against C1234567890 XXX 123 MR SAM SAMPLE B Z L Q X X X X 999999999999 102132-003 28Apr26 19:05 Page 2